EXHIBIT 21.1

Subsidiaries of Texas United Bancshares, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Texas United Nevada, LLC	Nevada
State Bank	Texas
GNB Financial, n.a.	United States
Gateway National Bank	United States
TXUI Statutory Trust I	Connecticut
TXUI Statutory Trust II	Delaware
GNB Capital Trust I	Delaware
TXUI Statutory Trust III	Connecticut
Gateway Statutory Trust I	Connecticut